SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 12, 2004




                        i-CABLE Communications Limited
             -----------------------------------------------------
                (Translation of registrant's name into English)




                                Cable TV Tower
                               9 Hoi Shing Road
                          Tsuen Wan, N.T., Hong Kong
             -----------------------------------------------------
                   (Address of principal executive offices)





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



              Form 20-F      X             Form 40-F
                         ---------                    ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


              Yes                            No            X
                         ---------                    ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                                [LOGO OMITTED]

                        i-CABLE COMMUNICATIONS LIMITED
                        2003 FINAL RESULTS ANNOUNCEMENT


                     New Momentum Marked 10th Anniversary



Results Highlights

o    Profit before tax doubled to HK$234 million (2002: HK$117 million)

o Net profit rose to HK$220 million (2002: HK$117 million) after one-off tax charge

o    Final dividend increased to 4.0 cents per share (2002: 1.5 cents)

o Capital expenditure declined by 22% to HK$437 million (2002: HK$559 million)

o    Debt free as at the end of 2003

o    Dividend payout ratio increased to 50% (2002: 32% on recurrent earnings)




Pay TV - Record Year to Mark 10th Anniversary

o Growth picked up in the second half of the year with new competition entering. Subscribers grew by 8% to 656,000 (2002: 606,000).

o Turnover increased by 1% to HK$1,734 million (2002: HK$1,711 million, with 2002 FIFA World Cup)

o Operating expenses fell by 8% to HK$1,001 million (2002: HK$1,082 million)

o EBITDA rose by HK$105 million or 17% to HK$733 million (2002: HK$629 million)

o    Operating profit rose by HK$112 million or 34% to HK$444 million (2002:
     HK$332 million)




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I-CABLE COMMUNICATIONS LIMITED - 2003 RESULTS ANNOUNCEMENT

Internet & Multimedia - Recovery Underway

o    Broadband subscribers grew by 14% to 258,000 (2002: 226,000)

o Turnover started to recover in the second half but still declined by 9% to HK$409 million for the full year (2002: HK$450 million) as a result of ARPU erosion

o    Operating expenses rose by 4% to HK$250 million (2002: HK$240 million)

o EBITDA decreased to HK$159 million (2002: HK$210 million) with an operating loss of HK$85 million (2002: operating profit of HK$9 million)



GROUP RESULTS

The audited Group profit attributable to Shareholders for the year ended December 31, 2003 amounted to HK$220 million (2002: HK$117 million). Basic and diluted earnings per share were both 10.9 cents (2002: 5.8 cents).



DIVIDENDS

An interim dividend in respect of the year ended December 31, 2003 of 1.5 cents (2002: 1.5 cents) per share was paid on October 13, 2003, absorbing a total amount of HK$30 million (2002: HK$30 million). The Directors have recommended for adoption at the Annual General Meeting to be held on May 12, 2004 the payment on May 19, 2004 to Shareholders registered on May 12, 2004 of a final dividend in respect of the year ended December 31, 2003 of 4.0 cents (2002: 1.5 cents) per share, absorbing a total amount of HK$81 million (2002:
HK$30 million). If this recommendation is approved, the total dividend for the year 2003 would amount to 5.5 cents (2002: 3.0 cents) per share.




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I-CABLE COMMUNICATIONS LIMITED - 2003 RESULTS ANNOUNCEMENT

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2003


                                                                                     2003                2002
                                                             Note                 HK$'000             HK$'000

 Turnover                                                    (1)                 2,142,813           2,160,788
                                                                          ------------------  ------------------

   Programming costs                                                              (649,523)           (732,205)

   Network and other operating expenses                                           (360,983)           (351,148)

   Selling, general and administrative expenses                                   (343,098)           (346,742)
                                                                          ------------------  ------------------

 Profit from operations before depreciation                                        789,209             730,693

   Depreciation                                                                   (538,599)           (504,258)
                                                                          ------------------  ------------------

 Profit from operations                                      (1)                   250,610             226,435

 Interest income                                                                     8,485              26,355

 Finance costs                                                                     (15,610)            (62,463)

 Non-operating expenses                                                             (9,885)               (198)

 Impairment loss on investments                                                        ---             (72,870)

                                                                          ------------------  ------------------

 Profit before taxation                                      (2)                   233,600             117,259

 Income tax                                                  (3)                   (13,142)                ---
                                                                          ------------------  ------------------

 Profit attributable to shareholders                                               220,458             117,259
                                                                          ==================  ==================

 Earnings per share                                          (4)

  Basic                                                                        10.9 cents           5.8 cents
                                                                          ==================  ==================

  Diluted                                                                      10.9 cents           5.8 cents
                                                                          ==================  ==================




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I-CABLE COMMUNICATIONS LIMITED - 2003 RESULTS ANNOUNCEMENT

NOTES TO THE ACCOUNTS

(1)  Segment information

     Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's turnover and profit / (loss) from operations by principal activity:

                                                   Turnover                   Profit/(Loss) from Operations
                                        --------------------------------     --------------------------------
                                                  2003             2002               2003             2002
                                               HK$'000          HK$'000            HK$'000          HK$'000

     Pay TV                                  1,734,208        1,710,767            444,138          331,757
     Internet and multimedia                   408,605          450,021            (84,775)           8,668
                                        ---------------  ---------------     --------------   ---------------
                                             2,142,813        2,160,788            359,363          340,425
                                        ===============  ===============
     Unallocated                                                                  (108,753)        (113,990)
        corporate expenses                                                   --------------   ---------------
                                                                                   250,610          226,435
                                                                             ==============   ===============

(2)  Profit before taxation

     Profit before taxation is arrived at after charging:

                                                                                 2003                  2002
                                                                              HK$'000               HK$'000

     Depreciation                                                             538,599               504,258
     Amortisation of programming library*                                      95,152               152,861
     Interest on borrowings                                                    15,610                62,463
     Impairment loss on investments                                               ---                72,870
                                                                      -----------------     -----------------

     * included in programming costs

(3)  Income tax

     The provision for Hong Kong Profits Tax is calculated separately on the taxable profit of each entity within the Group at the rate of 17.5%
     (2002: 16%). Taxation for a PRC subsidiary is charged at the appropriate current rate of taxation ruling in the PRC. The taxation charge for the years ended December 31 represents:

                                                                                     2003                  2002
                                                                                  HK$'000               HK$'000
         Provision for Hong Kong Profits Tax for the year                         139,933                10,827
         Provision for PRC Tax for the year                                             5                   ---
         Overprovision in respect of prior year                                       ---                    (4)
         Deferred tax credit                                                     (126,796)              (10,823)
                                                                          -----------------     -----------------

                                                                                    13,142                  ---
                                                                          =================     =================




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I-CABLE COMMUNICATIONS LIMITED - 2003 RESULTS ANNOUNCEMENT

(4)  Earnings per share

     The calculation of basic earnings per share for 2003 is based on the profit attributable to shareholders of HK$220 million (2002: HK$117 million) and the weighted average number of ordinary shares in issue during the year of 2,019,234,400 (2002: 2,016,284,165).

     The calculation of diluted earnings per share is based on the weighted average number of ordinary shares of 2,019,234,400 (2002: 2,026,931,374), after adjusting for the effects of all dilutive potential ordinary shares.

(5)  Change in accounting policy

     In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

     With effect from January 1, 2003, in order to comply with SSAP12 (revised) "Income taxes", the Group has adopted a new policy for deferred tax. All deferred tax assets and liabilities arising from deductible and taxable temporary differences respectively, being the difference between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases, along with deferred tax assets arising from unused tax losses and unused tax credits, to the extent that it is probable that future taxable profits will be available against which the deferred tax assets can be utilised, are recognised based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities using tax rates enacted or substantially enacted at the balance sheet date.

     The new accounting policy has been adopted retrospectively with the debit balance of revenue reserve as at January 1, 2002 restated and reduced by HK$13 million. During the year, the Group recognised HK$5 million each of deferred tax assets and deferred tax liabilities, with no net profit and loss impact.




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I-CABLE COMMUNICATIONS LIMITED - 2003 RESULTS ANNOUNCEMENT

MANAGEMENT DISCUSSION AND ANALYSIS

A.   Review of 2003 Operating Results

The Group continued to grow its Pay TV and broadband subscriber base and improved its profitability in 2003, as growth momentum picked up in the second half of the year with the economic recovery after a challenging first half.

Consolidated turnover decreased slightly by HK$18 million to HK$2,143 million reflecting a HK$23 million increase in Pay TV turnover and a HK$41 million decline in Internet & Multimedia turnover.

Operating costs before depreciation decreased by 5% to HK$1,354 million due to significant programming cost savings this year as a result of stringent cost control and the non-recurring World Cup related costs incurred in 2002. Network and other operating costs increased marginally by 3% to HK$361 million due to increase in network operating and maintenance costs. Selling, general and administrative expenses remained relatively stable at HK$343 million.

Depreciation rose by 7% to HK$539 million due to further capital investments in digital set-top boxes, cable modems and related network equipment to cater for subscriber growth and services enhancement. Profit from operations rose by HK$24 million or 11% to HK$251 million.

The HK$47 million decline in finance costs and the HK$18 million reduction in interest income were mainly due to the early partial redemption of the fixed rate convertible bonds in October 2002. There was no impairment loss on investments during the year. Non-operating expenses of HK$10 million mainly represent loss on disposal of fixed assets.

Profit before taxation increased by 99% to HK$234 million. A HK$13 million non-recurring charge was made for additional profits tax payable on the Group's leveraged leasing transactions, following the increase in profits tax rate from 16% to 17.5% during the year.

Net profit attributable to shareholders for 2003 thus rose HK$103 million year-on-year to HK$220 million.

Basic earnings per share were 10.9 cents as compared to 5.8 cents in 2002.

B.   Segmental Information

Pay Television

Subscribers grew by 50,000 to reach 656,000. The increase was the largest annual increase in the past 3 years. Benefiting from the economic rebound, subscriber growth momentum picked up in the second half of 2003 as net additions exceeded 30,000 notwithstanding the service launch by new competitors. ARPU declined by 6% year-




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I-CABLE COMMUNICATIONS LIMITED - 2003 RESULTS ANNOUNCEMENT
on-year to HK$220 partly due to the absence of 2002 World Cup related revenue. Turnover increased by 1% to HK$1,734 million. Operating costs before depreciation declined by 8% to HK$1,001 million also due to the absence of World Cup while depreciation dropped by 3% as certain fixed assets became fully depreciated. As a result, EBITDA grew by 17% to HK$733 million and operating profit increased by 34% to HK$444 million.

Internet & Multimedia

Subscribers grew by 32,000 to surpass 258,000. Subscriber growth moderated as residential broadband market penetration has now surpassed 50%. ARPU declined 28% to HK$129 and turnover declined by HK$41 million to HK$409 million. However, both ARPU and revenue have started to recover in the second half of 2003. As a result of the drop in revenue, EBITDA declined by 24% to HK$159 million and an operating loss of HK$85 million was incurred on a full cost allocation basis. On an incremental basis, this business segment has continued to be profitable in 2003.

C.   Liquidity and Financial Resources

The Group applied its surplus funds and cash generated from operations to fully redeem the fixed rate convertible bonds and repay its bank borrowings during the year. As of December 31, 2003, the Group was debt-free with surplus cash of HK$29 million.

The Group's cash and cash equivalents were denominated in Hong Kong dollars, and its other assets, liabilities, revenue and expenses were mainly denominated in Hong Kong dollars or U.S. dollars. The consolidated net asset value of the Group as at December 31, 2003 was HK$1,685 million, or HK$0.83 per share.

Capital expenditure for the year amounted to HK$437 million as compared to HK$559 million in the previous year. Major items included investments on digital set-top boxes and cable modems and related equipment, and further network upgrade and expansion expenditure. These items are expected to continue to be the major areas of the Group's capital expenditure in 2004.

The Group is comfortable with its present financial and liquidity position. Cash to be generated from our operations and other external sources of funds are expected to be adequate to fund known upcoming capital expenditure and working capital requirements.

D.   Contingent liabilities

At December 31, 2003, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$185 million of which only HK$55 million was utilised by the subsidiaries.




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I-CABLE COMMUNICATIONS LIMITED - 2003 RESULTS ANNOUNCEMENT

The Group is in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations with estimated maximum net exposure to the Group of HK$42 million at December 31, 2003. Good progress has been made in the discussion with the IRD and management is confident that there are ample grounds to support the deductibility of the interest expenses in dispute.

E.   Human Resources

The Group had a total of 2,847 employees at the end of 2003. Total salaries and related costs incurred in the corresponding period amounted to HK$728 million.

Through a focused set of initiatives in the areas of human resources development, the work environment, strategic change and rewards programs, we are striving to build a strong, committed and engaged workforce.

Our pay-for-performance culture has been in place to incentivize and reward employee performance that will lead to a long-term enhancement of the overall caliber of the Group.

F.   Operating Environment and Competition

In 2003, competition for Broadband service remained keen throughout the year and, towards the end of the year, new Pay TV operators began to attack the market.

Apart from Yes TV and TV Plus, PCCW launched an a-la-carte Pay TV service and Hong Kong Broadband launched a limited Pay TV service in the third quarter of the year. After much delay, Galaxy, in which the dominant free TV operator TVB holds 49%, launched its Pay TV service under the brand name exTV in February this year.

While these developments have not yet made any significant impact on our Pay TV business, they nonetheless are expected to create confusion in the market in the near term and put pressure on operating costs. The Group will continue to enhance its programming and to sharpen its marketing skills to maintain its leadership position.

Competition for Broadband access service which has been eroding the yield from this sector of business has shown some signs of easing towards the end of the year under review. As a result, the sliding trend of ARPU started to gradually recover while at the same time, the Group was able to more or less retain its market share with a healthy growth of subscription.

The improvement in the prevailing economic conditions towards the end of the year has given fresh momentum for the Group's core businesses to pick up again, riding on the initiatives taken by the Group to enhance its television and Broadband services in the past two years.




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I-CABLE COMMUNICATIONS LIMITED - 2003 RESULTS ANNOUNCEMENT

G.   Prospects

The Group's achievement was attributable to the solid infrastructural, business and customer foundations that we have built in 10 years of serving Hong Kong. The Group was never shy to build for the future, even when the going was tough, and invested wisely to upgrade transmission and production capabilities as well as on programming.

The digital initiatives that were initiated two years ago brought piracy under better control, expanded our channel capacity, and enabled us to enhance the attractiveness of our Pay TV service which, in terms of quality and quantity, is leading the industry.

The deployment of new transmission technology for our Broadband service has enhanced our transmission quality and made available more capacity to expand our penetration. We have also invested in new technology to adapt television content for online application and then third generation mobile service to place i-CABLE among the first content providers to do so.

We are beginning to establish a beachhead to expand our service to outside Hong Kong. Our satellite channel, Horizon Channel, is gaining distribution, viewership and recognition in the Mainland. We have begun to produce and distribute drama programmes with modest initial success in China.

As Hong Kong's economy continues to recover, the Group's core businesses have already demonstrated strong signs of resilience and we are confident that we can continue to grow with the rest of Hong Kong.



COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied throughout the financial year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").



BOOK CLOSURE

The Register of Members of the Company will be closed from Wednesday, May 5, 2004 to Wednesday, May 12, 2004, both days inclusive, for the purpose of determining shareholders' entitlements to the proposed final dividend.




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I-CABLE COMMUNICATIONS LIMITED - 2003 RESULTS ANNOUNCEMENT

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website and the Group's corporate website www.i-cablecomm.com in due course.


                                                  By Order of the Board
                                                     Wilson W S Chan
                                                        Secretary



Hong Kong, March 11, 2004

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                   i-CABLE Communications Limited


                                   By:    /s/ Samuel Wong
                                          ----------------------------------
                                          Name:   Samuel Wong
                                          Title:  Chief Financial Officer


Dated: March 12, 2004




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